                September 19, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	General Steel Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 001-33717

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated July 14, 2011 from Mr. John Cash, regarding the above-referenced Form 10-K and Form 10-Q.

Set forth below are responses to the numbered comments. For your convenience, each response (each a “Response”, and collectively the “Responses”) follows the sequentially numbered comment copied from your letter of July 14, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.
We note your disclosure regarding various restrictions relating to the conversion of currencies and distribution of dividends in China. Please tell us what consideration you have given to including “parent only” financial information in accordance with Rule 5-04 of Regulation S-X.

Company Response (1):

Rule 5-04(c) of Regulation S-X requires a financial statement schedule containing condensed “parent only” company data to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Pursuant to Rule 4-08(e)(3) of Regulation S-X, “restricted net assets” is defined as the “amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.

U.S. Securities and Exchange Commission
September 19, 2011

In connection with responding to the comments, we revisited the restricted net assets in according to Rule 5-04 of Regulation S-X, and as of December 31, 2010, our restricted net assets of $56,948,683 exceeded 25% of the consolidated net assets of $98,989,211 without non-controlling interests. Given the requirements contained in Rule 5-04 of Regulation S-X, we hereby confirm that if we continue to exceed the 25% threshold as of December 31, 2011, we will include “parent only” financial information in accordance with Rule 5-04 of Regulation S-X in our 2011 Annual Report on Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27 Net Income (Loss) Before Noncontrolling Interest, page 35

2.
With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you determined the income or loss attributable to your noncontrolling interests. In this regard, please clarify what consideration you gave to Long Steel Group’s 40% interest in Longmen Joint Venture.

Company Response (2):

We hereby confirm that in the upcoming 2011 second quarter Quarterly Report on Form 10-Q, and subsequent Form 10-Q and Form 10-K filings thereafter, we will include the following discussion regarding the determination of income or loss attributable to our non-controlling interests.

The income or loss attributable to the non-controlling interests are calculated by the income or loss after tax shared in percentage by the minority group in any subsidiaries which are not 100% owned by us. Long Steel Group’s non-controlling interest is calculated by using Longmen Joint Venture’s consolidated net income (loss) after tax, mutliplied by the share percentage of Longmen Group in Longmen Joint Venture. Net income (loss) attributable to Long Steel Group is then equal to the net income (loss) of Longmen Joint Venture mutliplied by the 40% non-controlling interest held by Long Steel Group.

U.S. Securities and Exchange Commission
September 19, 2011

At the consolidation level of Longmen Joint Venture, there are subsidiaries where Longmen Joint Venture does not have 100% ownership. Income/loss allocation to these non-controlling interests is based on their equity percentages and the actual results. Seven of the subsidiaries had net profits and Longmen Joint Venture overall suffered loss in 2010, thus, the amount allocated to non-controlling interests was a positive amount at the Longmen Joint Venture level compared to a negative amount at the General Steel’s consolidation level.

Liquidity and Capital Resources, page 39

General

3.	In accordance with Rule 4-08(e) of Regulation S-X, please provide us, and include in future filings, the following disclosures:
•	A discussion on restrictions which limit your payment of dividends;
•	The amount of your retained earnings that are restricted or free of restrictions; and
•	The amount of your restricted net assets at the end of your most recent fiscal year.

Company Response (3):

Substantially all of our operations are conducted in China and substantially all of our transactions are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, China has strict rules for converting RMB to other currencies and the transfer of funds from PRC subsidiaries to the offshore structure and the U.S. holding companies.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC regulations, RMB is currently convertible into U.S. Dollars under a company’s “current account” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE). Transfers from a company’s “capital account,” which includes foreign direct investments and loans, can’t be executed without the prior approval of the SAFE.

U.S. Securities and Exchange Commission
September 19, 2011

As of the end of the fiscal year December 31, 2010, included in our retained earnings, there are the following restricted items:
-	accumulated proportionate retained earnings from profitable subsidiaries of $9,823,077;
-	statutory reserves of $6,202,000;
-	additional paid in capital in PRC subsidiaries of $263,487.

As of December 31, 2010, the amount of our restricted net assets was $56,948,683, which included subsidiaries’ paid in capital of $40,660,119, statutory reserves of $6,202,000, additional paid in capital in PRC subsidiaries of $263,487 and accumulated proportionate retained earnings from profitable subsidiaries of $9,823,077.

We will include these disclosures in our Form 10-Q for the second quarter of 2011 and future filings.

4.
Please provide us, and include in future filings, a discussion of the restrictions on your ability to distribute dividends and transfer other funds to General Steel Investment, and to the ultimate parent, General Steel Holdings, and the impact on your liquidity, financial condition and results of operations.

Company Response (4):

We will provide the following discussion in our Form 10-Q for the second quarter of 2011 and future filings:

Substantially all of our assets are located within the PRC. Under the laws of the PRC governing foreign invested enterprises, dividend distribution and other funds transfers are allowed but subject to special procedures under relevant rules and regulations. Foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Any dividend payment is subject to the approval of the subsidiary’s Board of Directors and subject to foreign exchange rules governing such repatriation. Under the PRC regulations, RMB can be converted into U.S. dollars under a company’s “current account” which includes dividends, trade, and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE). However other transfers from a company’s “capital account”, which include foreign direct investment and loans can’t be executed without the prior approval of the SAFE.

U.S. Securities and Exchange Commission
September 19, 2011

There are no restrictions to distribute or transfer other funds from General Steel Investment to General Steel Holdings.

General Steel Holdings has never declared or paid any cash dividends to its shareholders. We do not plan to pay any dividends out of our retained earnings for the year ended December 31, 2010. With respect to retained earnings accrued after such date, the Company’s Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws, including the approval from the shareholders of each subsidiary which intents to declare such dividends, if applicable.

We have previously raised money in the U.S. capital markets which has provided the capital needed for our operations and investments activities. Thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operation.

Cash Flow, page 39

5.
In future filings, please expand your narrative of operating activities to quantify and disclose the reasons for the changes in working capital items from period-to-period, including discussing the primary reasons for material fluctuations in notes receivable, inventories, accounts payable, other payables – related parties and customer deposits as applicable.

Company Response (5):

We hereby confirm that in our upcoming 2011 second quarter Quarterly Report on Form 10-Q, and subsequent Form 10-Q and Form 10-K filings thereafter, we will expand our narrative of operating activities to quantify and disclose the reasons for the changes in working capital items from period-to-period, including discussing the primary reasons for material fluctuations in notes receivable, inventories, accounts payable, other payables – related parties and customer deposits, as applicable.

The disclosure we plan to include in our 2011 second quarter Quarterly Report on Form 10-Q filling is shown as follows:

U.S. Securities and Exchange Commission
September 19, 2011

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2011 was an inflow of $69.1 million compared to an outflow of $54.1 million in the same period of 2010. This change was due to the combination of the following factors:

Some non-cash items included in net income resulting an impact of $8.0 million on the cash flow statement, compared to ($2.2) million in the same period in 2010. The non-cash items are the following:

-	depreciation and amortization,
-	bad debt recovery (allowance),
-	loss on disposal of equipment,
-	stock issued for service and compensation,
-	income from investment,
-	change in fair value of derivative instrument,
-	gain from debt settlement and deferred tax assets.

The primary reasons for the material fluctuations in cash inflow are as follow:
1.	Account payable: the increase in accounts payable is mainly due to the increased raw material purchase resulted from the launch of full-scale production in May 2011.
2.	Customer deposits: the increase is mainly due to increased sales of six months ended June 30, 2011. Our customers are required to make deposits before the products are made and delivered
3.	Tax payable: the increase is mainly due to the decrease in pre-paid VAT as a result of accelerated verification process and the refundable VAT is approved quicker by local tax bureau in 2011.

The primary reasons for material fluctuations in cash outflow are as follow:
1.
Notes receivable: in order to increase and promote sales, we encouraged our customers to settle the payments by notes receivable which resulted increase in notes receivable in the first six months of 2011, compared to the same period in 2010.

2.
Account receivable – related parties: increased in the first six months of 2011 is due to the timing of the transactions fell right before the balance sheet date of this 10-Q report, which was collected in July 2011.

3.
Inventories: the increase of inventories in the first six months of 2011 is less than the increase of inventories in the same period last year. It is due the decrease of raw material inventories, which is more than offset by an increase in finished goods increased as a result of the increased daily production volume after the two new furnaces were put into use in May 2011.

4.
Advances on inventory purchases: the increase is mainly due to the fact that more advance payments were made to the suppliers for raw material purchase to meet the higher production capacity. Advance payment is prevailing requirement on iron ore purchases in steel production industry.

U.S. Securities and Exchange Commission
September 19, 2011

6.	Please revise future filings to include a specific and comprehensive discussion of the underlying reasons for changes in your investing and financing activities.

Company Response (6):

We hereby confirm that in the upcoming 2011 second quarter Quarterly Report on Form 10-Q, and subsequent Form 10-Q and Form 10-K filings thereafter, we will include a specific and comprehensive discussion of the underlying reasons for changes in our investing and financing activities, if any.

U.S. Securities and Exchange Commission
September 19, 2011

A sample disclosure in our upcoming 2011 second quarter Form 10-Q filing as follows:

Investing activities

Net cash used in investing activities was $61.7 million for the six months ended June 30, 2011 compared to cash outflow of $20.9 million for the six months ended June 30, 2010. Fluctuation in cash outflow between two periods was mainly due to the decrease in deposits collected from sales representatives as a result of changing the Company’s deposit policy. The Company requires the distributors to put deposit in order to keep being GSI’s distributors. Then the Company has to pay interest expense for these deposits. In order to reduce such interest expenses, the Company changed the deposit policy at the beginning of 2011 by reducing the deposit amount from $9-12M to $2M per distributor, which resulted in a decrease in customer deposit. In addition, the decrease is also due to less advances paid on equipment purchase in the first six months of 2011 since the relocation of production line was nearly completed in June 2011, whereas more advances were paid on equipment purchase in the same period in 2010 for the production line relocated from Maoming to Longmen JV, which improves the useful life of the production line, as well as the quality of the goods and efficiency of the production as a result of technical updates.

Financing activities

Net cash provided by financing activities was $1.7 million for the six months ended June 30, 2011 compared to $43.8 million for the six months ended June 30, 2010. Compared to the same period in 2010, the decrease of cash inflow from financing activities was mainly driven by as follows:
1.	Short term loan: The Company increases more borrowing from the bank compared to the same period in last year.
2.
Notes Payable: decrease in notes payable is consistent to the decrease in restricted cash as the Company paid off more notes payable in the second quarter of 2011. In addition, in order to reduce financing costs, the Company has been settling the suppliers with more notes receivable endorsement, less notes payable were issued comparing the same period in 2010.

3.
Restricted cash: Restricted cash is used as pledge for notes payable requested by bank. In the first six months of 2011, such balance decreased, which is due to that the Company started to settle the suppliers with more notes receivable endorsement instead of issuing notes payable in order to reduce financing costs on notes payable in 2011, while the notes payable increased in the same period last year due to the increased purchase as a result of the expanding business.

4.
Notes receivable-restricted: instead of pledging the notes receivable to bank, the Company increased the notes receivable endorsement when settling with suppliers, thus reduced the total restricted notes receivable in the first six months of 2011. However in 2010, more notes receivable was pledged for notes payable, which resulted the decrease in the total restricted notes receivable in the first six months of 2011.

U.S. Securities and Exchange Commission
September 19, 2011

Item 8. Financial Statements, page 48

Consolidated Statements of Cash Flows, page 51

7.	Please revise future filings to begin your consolidated statements of cash flows with net income. Reference ASC 230-10-45-28.

Company Response (7):

We hereby confirm that in future filings we will begin our consolidated statements of cash flows with net income.

8.	Please explain to us the nature of the following line items and your reason for classifying their related cash flows as investing activities:
•	Payments made for treasury stock acquired;
•	Capital contributed by non-controlling interest;
•	Payments made to dividend distribution; and
•	Deposits due to sales representatives.
Reference ASC 230-10-45.

Company Response (8):

We considered the following guidance in response to the Staff’s comment:

FASB ASC 230 distinguishes between investments in trading and non-trading securities; it does not distinguish between nonfinancial and financial companies, and it does not explicitly address the classification of cash flows from purchases or sales of equity investments subject to the equity method under FASB ASC 323-10, Investments — Equity Method and Joint Ventures.

Since these transactions are related to our long term investments, the inflow and outflow of cash in association with these investments are more in substance investing in nature and subsequently classified in investing activities. However, certain guidance indicated that transactions related to non controlling interest should be viewed as financing activities after FAS160.

U.S. Securities and Exchange Commission
September 19, 2011

Under IAS7, the Dividends paid to non-controlling interests are cash flows that are external to the group, and will therefore be shown as a cash outflow under the heading ‘cash flow from operating activities’.

Given our reconsideration of the guidance in response to the Staff’s comments, we hereby confirm that we will revise the presentation of payments made for treasury stock acquired, capital contributed by non-controlling interest and payments made to dividend distribution from the previously stated investing activities to financing activities in the prior period Consolidated Statements of Cash Flows contained in our upcoming 2011 second quarter Quarterly Report on Form 10-Q and subsequent Form 10-Q and Form 10-K filings thereafter.

Deposits due to sales representatives are required to be fully returned to sales agent once the agreement is terminated, which are not similar to customer deposits in the nature. It would be more appropriately classified, on a gross basis, as investing cash flows. The classification was made in accordance to the question 32 related to Consolidated Statements of Cash Flows in SEC comment letter received by our Company in 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

9.
We note the unified management agreement between your subsidiary, Shaanxi Longmen Iron and Steel Co. Ltd., and Shaanxi Coal and Chemical Industry Group Co., Ltd. and Shaanxi Iron and Steel Group. Please explain to us and revise future filings to describe how you intend on accounting for this contractual arrangement, as well as the reason that you plan to record the profit due to Shaanxi Steel Group as an operating expense on your consolidated statements of operations.

Company Response (9):

On April 29, 2011, we and our subsidiary, Shaanxi Longmen Iron and Steel Co., Ltd. ("Longmen Joint Venture"), entered into the Unified Management Agreement (the "Agreement") with Shaanxi Coal and Chemical Industry Group Co., Ltd. and Shaanxi Iron and Steel Group Co., Ltd. (“Shaanxi Steel”) for a period of 20 years. Under the terms of the Agreement, all fixed assets of Longmen Joint Venture and an additional approximately RMB 4 billion worth of newly constructed assets owned by Shaanxi Steel will be managed together as a single virtual asset pool. The additional RMB 4 billion worth of assets include two new 1,280 cubic meter blast furnaces, two 120 ton converters, and one 400 square meter sintering machine constructed by Shaanxi Iron and Steel Group Co., Ltd., which are expected to contribute three million tons crude steel production capacity per year. The Agreement constitutes an arrangement that involves a lease. Based upon the expected lease term exceeding 75% of the assets’ useful lives, the lease is accounted for by Longmen Joint Venture as a capital lease.

U.S. Securities and Exchange Commission
September 19, 2011

In addition to total minimum lease payments of approximately RMB 4 billion, the Agreement indicates that in the first two years of the collaboration, profits will be divided between Longmen Joint Venture and Shaanxi Steel Group with Longmen Joint Venture receiving 60% and Shaanxi Steel Group receiving 40% of the pre-tax profits, respectively. The distribution of profits will be subject to a prospective adjustment after the first two years based upon each entity’s actual investment of time and resources into the unified management system.

In assessing the accounting, we considered the guidance in ASC 840. Specifically, ASC 840-10-20 which defines a lease as "an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time." ASC 840-10-15-8 further states that agreements that transfer the right to use property, plant, or equipment meet the definition of a lease even though substantial services by the contractor (lessor) may be called for in connection with the operation or maintenance of such assets.

Accordingly, to assess whether the Agreement contains a lease, the following two criteria were considered:

a. Is the Agreement dependent on specifically identified PP&E?

In order for an arrangement to contain a lease of PP&E, the PP&E must be identified either explicitly or implicitly. Therefore, the arrangement would not contain a lease if the legal owner of the PP&E has both the right and the ability to fulfill the arrangement with the buyer using other PP&E not specified in the arrangement. In Longmen Joint Venture’s case, the assets (i.e. total productive fixed assets of the lessor) are explicitly identified in the Agreement, and given the assets are constructed on Longmen Joint Venture’s production site and form part of the iron and steel making process, it is not feasible or practical for Longmen Joint Venture (the lessee in this arrangement) to use other assets or it would be cost-prohibitive for Longmen Joint Venture to use other assets for the entire term of the arrangement.

b. Does the arrangement provide the rights to use the asset?

Once it is determined that PP&E has been specifically identified, a determination should be made as to whether the arrangement conveys the right to control the use of the PP&E. The right to control the use of the PP&E is conveyed if any one of the following conditions is met:

U.S. Securities and Exchange Commission
September 19, 2011

1. The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.

Under the Agreement, Longmen Joint Venture has the ability and rights to operate the assets and will control all of the output from the asset pool. Therefore, this criterion is met.

2. The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.

Under the Agreement, Longmen Joint Venture has the ability and rights to control physical access to the assets. Therefore, this criterion is met.

3. Facts and circumstances indicate that it is remote (as defined in ASC 840-10-20) that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.

Under the Agreement, no parties other than Longmen Joint Venture will be entitled to the output produced from the virtual asset pool, and Longmen Joint Venture is responsible for sale of steel products for the unified management. Therefore, this criterion is also met.

Based on above, the Agreement gives Longmen Joint Venture rights to use the underlying assets and no parties other than Longmen Joint Venture will take more than a minor amount of the output that will be produced by the virtual asset pool. Therefore, we determined that this arrangement qualifies as a lease under ASC 840.

In assessing the criteria under ASC 840-10-25-1, we determined that the Arrangement qualifies for a capital lease given that the contract term of 20 years is more than 75% of the estimated economic life of the assets (which are assessed to be 20 years). Accordingly, we will record the minimum lease payments as a capital lease obligation with a related asset. For the variable payments of 40% of pre-tax profits to be made in the first two years, these will be recorded as finance expense in accordance with ASC 840.

While determining the accounting treatment for the Agreement in the second quarter of 2011, we also reconsidered our historical accounting for compensation that was made from Shaanxi Steel to the Longmen Joint Venture for the loss of production volume and production efficiency at Longmen Joint Venture during the construction of the blast furnaces by Shaanxi Steel Group. Currently, we are still assessing if our accounting treatment to record the entire compensation as an offset to the cost of goods sold in December 2010 was appropriate.

U.S. Securities and Exchange Commission
September 19, 2011

In connection with our Responses to your letter, General Steel Holdings, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in Response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Mr. Cash’s letter of July 14, 2011. If you have any questions, please do not hesitate to contact our attorney Stephen D. Brook at (617) 345-3722 or the undersigned at +86 (10) 5879-7346.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ John Chen
John Chen
Chief Financial Officer

cc:	Mr. John Cash
Stephen D. Brook, Esq. (Burns & Levinson LLP)